

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 22, 2011

Via: U.S. Mail
Mr. Christopher F. Tirotta
Chief Executive Officer and Principal Financial Officer
American Scientific Resources, Inc.
1112 Weston Road, Unit 278
Weston, FL 33326

> RE: **American Scientific Resources, Inc.**
> **Form 8-K dated August 15, 2011**
> **Filed August 19, 2011**
> **File No. 333-171789**

Dear Mr. Tirotta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note the Company intends to file restated financial statements for the first fiscal quarter of 2011. Please tell us when you intend to file the Amended Form 10-Q with the restated financial statements.

2. Please tell us your consideration of the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the material errors you have disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant at 202 551-3618 or me at 202 551-3676. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief